UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

OAKTREE CAPITAL GROUP, LLC

(Name of Issuer)

Class A Units, no par value

(Title of Class of Securities)

674001201

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674001201	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hawkins Capital L.P. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 674001201	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Russell B. Hawkins N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 674001201	SCHEDULE 13G	Page 4 of 9 Pages

Item 1.	(a).	Name of Issuer:

Oaktree Capital Group, LLC

	(b).	Address of Issuer’s Principal Executive Offices:

333 South Grand Avenue – 28th Floor Los Angeles, California 90071

Item 2.	(a).	Name of Person Filing:

		(i)	Hawkins Capital L.P. (“Hawkins LP”)

		(ii)	Russell B. Hawkins (“Hawkins”)

	(b).	Address of Principal Business Office or, if none, Residence:

600 Travis Street – Suite 6650 Houston, Texas 77002

	(c).	Citizenship or Place of Organization:

Hawkins LP: Texas Hawkins: United States

	(d).	Title of Class of Securities:

Class A Units, no par value

	(e).	CUSIP Number:

674001201

Item 3.		If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c.);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 674001201	SCHEDULE 13G	Page 5 of 9 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a).	Amount beneficially owned:

		(i)	Hawkins LP: 3,000,000

		(ii)	Hawkins: 3,000,000

	(b).	Percent of class:

		(i)	Hawkins LP: 9.9%

		(ii)	Hawkins: 9.9%

	(c).	Number of shares as to which the person has:

		(1)	Sole power to vote or to direct the vote:

		(i)	Hawkins LP: 3,000,000

		(ii)	Hawkins: 0

		(2)	Shared power to vote or to direct the vote:

		(i)	Hawkins LP: 0

		(ii)	Hawkins: 3,000,000

		(3)	Sole power to dispose or to direct the disposition of:

		(i)	Hawkins LP: 3,000,000

		(ii)	Hawkins: 0

		(4)	Shared power to dispose or to direct the disposition of:

		(i)	Hawkins LP: 0

		(ii)	Hawkins: 3,000,000

Item 5.	Ownership of Five Percent or Less of a Class: ☐

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Hawkins Investment Partnership L.P., a limited partnership organized under the laws of the State of Delaware for which Hawkins LP serves as general partner and manager, owns greater than 5% of the Issuer’s Class A units.

CUSIP No. 674001201	SCHEDULE 13G	Page 6 of 9 Pages

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 674001201	SCHEDULE 13G	Page 7 of 9 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

CUSIP No. 674001201	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWKINS CAPITAL L.P.

Date: March 6, 2013	By:	/s/ Russell B. Hawkins
Russell B. Hawkins
Manager

RUSSELL B. HAWKINS

Date: March 6, 2013	By:	/s/ Russell B. Hawkins
Russell B. Hawkins

CUSIP No. 674001201	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT AMONG HAWKINS CAPITAL L.P. AND

RUSSELL B. HAWKINS

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the “Act”), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

HAWKINS L.P. AND RUSSELL B. HAWKINS hereby agree, in accordance with Rule 13d-1(k) under the Act, to file this statement on Schedule 13G relating to their ownership of Class A Units of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

HAWKINS CAPITAL L.P.

Date: March 6, 2013	By:	/s/ Russell B. Hawkins
Russell B. Hawkins
Manager

RUSSELL B. HAWKINS

Date: March 6, 2013	By:	/s/ Russell B. Hawkins
Russell B. Hawkins